UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

SEC FILE NUMBER – 0-29214
CUSIP NUMBER –

NOTIFICATION OF LATE FILING

(Check One)
☐ Form 10-K	☐ Form 11-K

☑ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period ended:	For fiscal year ended December 31, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I.
REGISTRANT INFORMATION

Full Name of Registrant	Hawker Resources Inc.

Former Name if Applicable	SYNSORB Biotech, Inc.

Address of Principal Executive Office (Street and Number)	700, 700 – 2nd Street S.W.

City, State and Zip Code	Calgary, Alberta, T2P 2W1 Canada

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PART II.
RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

      The Company has been unable to compile the documentation necessary to finalize the financial statements in the Form 20-F.

      The Company represents that its Annual Report on Form 20-F will be filed not later than July 15, 2004.

PART IV.
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Barry R. Herring	(403)	290-4856
(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑   Yes      ☐   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes      ☑   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hawker Resources Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2004	By:	/s/ Barry R. Herring
Barry R. Herring Chief Financial Officer

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